

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 30, 2024

Alan Lui Wai Leung
Chief Financial Officer
Hapi Metaverse Inc.
4800 Montgomery Lane, Suite 210
Bethesda, MD

>   **Re: Hapi Metaverse Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2023**
>   **Filed April 1, 2024**
>   **File No. 333-194748**

Dear Alan Lui Wai Leung:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

General

1.   It appears that the majority of your operations are conducted in the PRC and/or Hong Kong. We note, for example, that for the year ended December 31, 2023, revenues were primarily generated from provision of "AI chatbot services" to a Hong Kong entity and through your food & beverage and travel businesses conducted through Hong Kong and PRC entities. Please revise future filings, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance's Sample Letter to China-Based Companies issued by the Staff in December 2021. To the extent the Sample Letter to China-Based Companies requests disclosure on the prospectus cover page or in the prospectus summary, please provide such disclosure at the beginning of Item 1 of Form 10-K; in addition, please include a discussion of the transfer of cash within the company in Item 7 of Form 10-K. In your response, provide us with the proposed revised disclosure you undertake to include in future filings.

2.   Please confirm whether you use a variable interest entity (VIE) structure. In this regard, we note your reference to "the businesses that certain of the variable interest entities operate" on page 18. If you do not use a VIE structure, please affirmatively state as much in future filings and tailor your proposed disclosure responsive to the Sample Letter to China-Based Companies accordingly.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Michael Gershon